Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603

                                July 20, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549

      Re:                           FT 9474
    Ameriprise Moderate Dividend & Growth (MDG) Portfolio, July 2021 Series
                                 (the "Trust")
                     CIK No. 1857263; File No. 333-257182
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
_______

      1. BASED ON THE STAFF'S PRIOR REVIEW AND UNDERSTANDING OF FT 9068 (AMERIPRISE TOP PICKS, 2021 PORTFOLIO), PLEASE CONFIRM TO THE STAFF THAT FIRST TRUST CREATED THE TRUST IN ORDER FOR AMERIPRISE TO SELL EXCLUSIVELY TO THEIR CUSTOMERS AND THAT AMERIPRISE WILL NOT BE COMPENSATED FOR THE USE OF ITS NAME BY THE TRUST. OTHERWISE, PLEASE EXPLAIN AMERIPRISE'S INVOLVEMENT WITH THE UIT.

      Response: Please note that Ameriprise is a broker/dealer that sells investment products, including UITs, to its customers. The Trust confirms that First Trust is creating the Trust for Ameriprise, at Ameriprise's request, to exclusively sell to their customers. Ameriprise will not be compensated for the use of its name by the Trust.

Schedule of Investments
_______________________

      2. THE STAFF NOTES THAT FOLLOWING THE NOTES TO SCHEDULE OF INVESTMENTS, THERE IS A DISTINCT SECTION DEVOTED TO AMERIPRISE FINANCIAL INC. DETAILING CERTAIN INFORMATION RELATED TO THE INVESTMENT BANKING ACTIVITIES OF AMERIPRISE FINANCIAL AND ITS RELATIONSHIP TO ONE OR MORE SECURITIES IN THE PORTFOLIO. PLEASE DISCLOSE WHETHER ANY CONFLICTS OF INTEREST EXIST. IF SO, PLEASE DESCRIBE WITH SPECIFICITY. ADDITIONALLY, WILL THE SECURITY TRANSACTIONS BE EXECUTED THROUGH AMERIPRISE?

      Response: Please note that the purpose of the Unaudited Disclosure of Ameriprise Financial is to disclose any potential conflicts of interest. The Trust's prospectus will sufficiently describe conflicts of interest (if any) in the "Notes to Schedule of Investments." Additionally, the Trust will not execute any security transactions through Ameriprise.

Portfolio
_________

      3. PLEASE DISCLOSE WHETHER THE TRUST WILL REPLICATE THE AMERIPRISE (MDG) MODEL PORTFOLIO OR A SUBSET THEREOF. IF THE SPONSOR WILL ONLY SELECT A SUBSET, PLEASE IDENTIFY THE SPONSOR'S SELECTION PROCESS. ADDITIONALLY, PLEASE SPECIFY THE DATE OF THE MODEL PORTFOLIO AND HOW MANY COMPANIES ARE INCLUDED IN THE PORTFOLIO.

      Response:  The  Trust  notes  the  portfolio will replicate the Ameriprise
(MDG) Model Portfolio, subject to the Sponsor's quality and liquidity screens to ensure suitability for inclusion in the Trust. Please refer to the Trust's response to comment 6 below. The disclosure has been revised as follows:

      The stock universe for the Trust is the Ameriprise Moderate Dividend & Growth (MDG) Model Portfolio, which is comprised of U.S.-listed equity securities that the Ameriprise Equity Research Team believes currently offer relatively attractive capital appreciation and solid dividend growth potential. As of June 30, 2021, the MDG Model Portfolio consisted of 33 securities.

      4. THE STAFF NOTES THE DISCLOSURE STATES, "THE STOCK UNIVERSE FOR THE TRUST IS THE AMERIPRISE MODERATE DIVIDEND & GROWTH (MDG) MODEL PORTFOLIO, WHICH IS COMPRISED OF U.S.-LISTED EQUITY SECURITIES THAT THE AMERIPRISE EQUITY RESEARCH TEAM BELIEVES CURRENTLY OFFER RELATIVELY ATTRACTIVE CAPITAL APPRECIATION AND SOLID DIVIDEND GROWTH POTENTIAL."

      PLEASE ADD "OF LARGE CAPITALIZATION COMPANIES" AFTER "U.S.-LISTED EQUITY SECURITIES" IN THE ABOVE-REFERENCED DISCLOSURE IF THE TRUST WILL CONSIST ONLY OF LARGE CAPITALIZATION COMPANIES. ADDITIONALLY, PLEASE ADD A SENTENCE DEFINING THE CAPITALIZATION RANGE FOR LARGE CAPITALIZATION COMPANIES.

      Response: The Trust notes that market-capitalization is not a selection criterion for the Trust. However, appropriate market capitalization risk disclosure will be included in the final prospectus.

      5. THE STAFF NOTES THE DISCLOSURE STATES, "THE COMBINATION OF DIVIDEND YIELD, REINVESTMENT, AND GROWTH CAN GENERATE A GROWING INCOME STREAM THAT COULD CREATE WEALTH OVER TIME." PLEASE SPECIFY HOW THIS CRITERIA FACTORS INTO SELECTION, AS IT IS NOT CLEAR FROM THE FOUR MAIN COMPONENTS OR OTHERWISE IN THE DISCLOSURE.

      Response:   The above-referenced disclosure has  been  removed from  the prospectus.

      6. THE DISCLOSURE SHOULD SPECIFY THE CRITERIA FOR HOW THE FOUR COMPONENTS (I.E., DIVIDEND YIELD, DIVIDEND GROWTH, DIVERSIFICATION AND MODEL PORTFOLIO MANAGEMENT) ARE USED IN COMING UP WITH THE MDG MODEL PORTFOLIO, AS WELL AS HOW THE SPONSOR SELECTS THE SECURITIES FOR THIS TRUST'S PORTFOLIO.

      Response: The disclosure has been revised as follows:

-     Dividend  Yield:  The  Ameriprise  Equity  Research Team seeks to create a
      current   portfolio   yield  through  dividends  and  other  distributions
      comparable to its benchmark, the Russell 1000 Value Index.

- Dividend Growth: The Ameriprise Equity Research Team seeks companies that, based on a review of historic and projected dividend patterns, could provide increased dividends over time. The criteria concentrate on providing average annual dividend growth for the MDG Model above those being experienced by its benchmark, the Russell 1000 Value Index.

- Diversification: The Ameriprise Equity Research Team uses sector diversification in the MDG Model as a tool to help reduce volatility. Consistent with MDG's investment policy statement, no individual sector will account for more than 30% of the portfolio.

- Model Portfolio Management: All the companies in the portfolio are selected from the universe of companies covered by the Ameriprise Equity Research Team or third-party research providers (e.g., CFRA, Morningstar, and Thomson Reuters). The selection, monitoring, or potential removal of equities in the MDG Model are based on a review of historic results and company fundamentals, consensus earnings/cash flow estimates, research reports, company filings, and company guidance and commentary.

      The MDG Model Portfolio is provided by Ameriprise to the Sponsor. The Sponsor then performs a series of quality and liquidity screens on the securities included in the MDG Model Portfolio to ensure suitability for inclusion in the Trust.

      7. PLEASE PROVIDE MORE SPECIFICS IN PLAIN ENGLISH ABOUT THE "DIVIDEND YIELD" CRITERIA.

      Response: Please refer to the Trust's response to comment 6 above.

      8. PLEASE DISCLOSE HOW THE AMERIPRISE TEAM DETERMINES "COMPANIES THAT HAVE BOTH THE ABILITY AND WILLINGNESS TO GROW SHAREHOLDER DISTRIBUTIONS OVER TIME," IN THE "DIVIDEND GROWTH" CRITERIA.

      Response: Please refer to the Trust's response to comment 6 above.

      9. PLEASE SPECIFY WHAT IS MEANT BY "MULTIPLE AREAS OF THE ECONOMY" IN THE "DIVERSIFICATION" CRITERIA.

      Response: The reference to "multiple areas of the economy" has been deleted from the prospectus. Please refer to the Trust's response to comment 6 above.

      10. THE STAFF NOTES THAT BECAUSE THE "MODEL PORTFOLIO MANAGEMENT" CRITERIA INCLUDES COMPANIES COVERED BY BOTH AMERIPRISE AND THIRD-PARTY PROVIDERS, PLEASE EXPLAIN THE BENEFIT/RELEVANCE OF THIS COMPONENT (E.G., IS THERE SOME CRITERIA AS TO A COMBINED RATING OF THE COVERED COMPANIES AT THE TIME OF PORTFOLIO SELECTION?).

      Response: The referenced disclosure serves to explain that Ameriprise considers its own research, as well as research from third-party providers to supplement its own research, in selecting securities for the MDG Model Portfolio.

      11. PLEASE REMOVE "LARGE CAPITALIZATION COMPANIES" FROM THE ADDITIONAL PORTFOLIO CONTENTS SECTION.

      Response: In accordance with the Trust's response to comment 4 above, the disclosure has been revised to change the reference of "large capitalization companies" to "companies with various market capitalizations."

      12. PLEASE REMOVE "FOREIGN SECURITIES" FROM THE ADDITIONAL PORTFOLIO CONTENTS SECTION BECAUSE IT IS INCLUDED IN THE "DIVERSIFICATION" CRITERIA.

      Response: The Trust has revised the "Diversification" criteria, as shown in the Trust's response to comment 6 above. Therefore, the Trust respectfully declines to remove "foreign securities" from the Additional Portfolio Contents.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon